Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:     132-02838)

Date: March 18, 2021

The following is a transcript of an interview given by the chief executive officer of Finance of America Equity Capital LLC in connection with its proposed transaction with Replay Acquisition Corp.

Jim Cramer: Well, we've seen a lot of drama with the SPACs, especially in electric vehicle space. Those stocks flying to absurd heights and falling back to earth. Tonight, I want to highlight an exciting special purpose acquisition vehicle that's been completely ignored. I'm talking about a company called Replay Acquisition Corp., which is merging with Finance of America. That’s a vertically integrated lending platform that looks a lot like Rocket Mortgage, which I like, except they also do reverse mortgages. They make commercial loans to residential investors and home flippers, and they’ve got a title and appraisal division. Basically, they originate mortgages, some of which they keep, some of which they turn into mortgage backed securities and they sell to investors. With the hottest housing market maybe ever, you might think this stock would be unstoppable, but last year Finance of America, delivered 100% revenue growth, 550% earnings growth; seems like a slam dunk, right? Yet, this thing, the SPAC they’re merging with is still trading at $10 and change, pretty much flat since the deal was announced. To me that seems like an incredible bargain, but let’s do this. Let’s take a closer look with Patti Cook, the CEO of Finance of America Companies to learn more about her business. Ms. Cook, welcome to Mad Money.

Patti Cook: Wow. Thanks a lot, Jim. I’m delighted and honored to be here.

Jim Cramer: Well, Ms. Cook, we’re thrilled to have you and we’re a little mystified because, I have to admit, when I see a stock that sells arguably at four times earnings, I think either somethings wrong with the way the stock market looks at or somethings wrong with Finance of America. So could you please tell us in the hottest housing market why your stock is so inexpensive versus the entire group?

Patti Cook: Well, I think that the market has yet to fully appreciate who we are. We were designed to be a diversified consumer lending business that would deliver great customer experience and that would grow cycle resistant earnings and the way we put the company together was purposeful. We picked three diversified lending segments. We have the fee for service business that you mentioned and a portfolio management group. When you put that all together and recognize that a third of our revenue comes from non-mortgage, in the fullness of time, people will appreciate the structure and listen, I think that could happen as early as the first quarter.

Jim Cramer: Wow, well, I mean I think it's also abetted by the home improvement loan vertical you just announced today.

Patti Cook: So exciting.

Jim Cramer: So fill us in on that. What exactly can that do for you?

Patti Cook: Sorry yeah, so exciting. So if you look at…

Jim Cramer: What can it do for your earnings? I’m sorry, I didn’t mean to talk over. What can it do for you earnings?

Patti Cook: Well, it can do two things for our earnings. One, the vertical will be profitable on its own. But actually, the other way to think about it is we'll acquire new customers at a fast rate by doing home improvement loans and what that allowed - call it 25,50 thousand, maybe even more customers per year – and that then gives us a new customer to talk about mortgage or reverse mortgage or a variety of other products that we’re offering. So it's the economic benefit of the channel by itself, as well as what other things we can do with the customers acquired.

Jim Cramer: Well, can you demonstrate to people that even in a slow down the housing market that you still can make good money?

Patti Cook: Yeah, absolutely. So you go back to our diversified channels and if you look at the mortgage market, let me make one comment there. Even with the Fed’s announcement today at a 3.50 mortgage rate, still 50% of the $11 trillion market is refinanceable, so you've still got a lot of production to come through mortgage in 21. But the benefit of our channel is the following: 1) we are a strong purchase business in mortgage. Between distributed retail and wholesale, in January of 19, 75% of our business was purchased. So we love the pivot from refi to purchase. Now at the same time, our other businesses are growing. Reverse is growing, commercial is growing, Incenter is growing, portfolio management is growing and that is going to allow us to generate consistent and growing earnings regardless of the cycle in any one of those segments.

Jim Cramer: So I'm sure people at home are saying, ‘Well, wait a second. Maybe the problem is that they've lent to people that they shouldn’t have lent to or people who are defaulting.’

Patti Cook: Ah.

Jim Cramer: But that's not the case either.

Patti Cook: No, it's not. Matter of fact, we take virtually no credit risk in our business. We talk about ourselves being in the moving business as opposed to the storage business. So we make money originating loans and selling them. We do not retain credit risk.

Jim Cramer: Alright, look, I’m going to ask an obvious question. How do you get other than – thank you for coming on Mad Money, but other than Mad Money, how do people hear about you? I mean, I'm thinking that you're at a big discount because frankly, there's so many SPACs. There's so many finance companies. I remember the same thing happened by the way when I first talked about Rocket and it was like, well, who are these guys? How do we find out who are these guys unless you get more brokers or under writers to talk about you.

Patti Cook: So I think a couple things will happen once we go public. We're excited about some analysts that will pick up coverage of Finance of America, and as you point out, we're not a household brand name, right? So being public, being out there quarter after quarter talking to investors, talking to analysts about what we're accomplishing, I think in the fullness of time, this stock and the multiple will improve.

Jim Cramer: Alright, well, let me just ask you, Chairman Powell spoke. I thought that he said basically, ‘Look we need more people to do well in this country. We need African Americans to do better. We need Hispanics to better.’ When I think of Finance of America, I say well if you listen to Powell, you didn't need him to say that, but that's gotta be a positive that he's saying let it grow, right?

Patti Cook: Definitely, Jim. I mean, they really didn't change their guidance, right? Things look good now. There's some exuberance in the market as we're ending COVID, but I think we've got a long time before we're at full employment and therefore, I think the Fed remains accommodative.

Jim Cramer: And for, again, for people who are maybe not as sophisticated. Accommodative means for you a three-and-a-half. It’s not going to a five-and-a-half. I mean there's still a lot of people right…

Patti Cook: Exactly.

Jim Cramer: …and that's what matters to you, its volume.

Patti Cook: Exactly. Right, so at three-and-a-half, even at three-and-three-quarters, a fair amount of the mortgage market is still refinanceable. But what's even more important, Jim, is we are in the process of converting or converting back to a purchase market and at three-and-a-half, three-and-three-quarters, even four, mortgages remain affordable and that will continue to fuel growth in the purchase market.

Jim Cramer: Do you, are you worried at all…the background that I got said that you have financed at time home flippers. Now that's something that's a term I always get nervous about because I remember home flippers in 2007, 2008, well, you know what they got, yeah well the banks got stuck holding the bag. How do you make sure that doesn't happen again?

Patti Cook: The same. I mean we if you look at…a good example is how we handled this in COVID. So during COVID, the fix and flip market created some uncertainty for us. We were worried about the economy. We were therefore worried about the quality of the borrowers and we were worried about our take out at the back end. So we actually suspended originations in the second quarter. We relaunched that product in August with guidelines that were comfortable with to meet the demand of high quality investors and we have since seen that product grow and there's a lot of demand for it. The key is the right underwriting, the right investor, the right partnership and we continue to sell and find investors for that product.

Jim Cramer: Well, your stock’s too cheap. I mean obviously, it's just a mistake in the stock market well.

Patti Cook: I love you Jim.

Jim Cramer: Well it’s a mistake in the market. Hate the market and like Mad Money. How about that? Patti Cook, CEO of Finance of American Companies.

Patti Cook: That sounds great.

Jim Cramer: Congratulations on your acquisition today and I think your stock is just crazy, crazy cheap. Great to see you.

Patti Cook: Love it. Thanks, Jim.

Jim Cramer: Thank you. Mad Money’s back after the break.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus was first mailed to Replay Acquisition’s shareholders on January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Each of Replay Acquisition, Finance of America and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay Acquisition, Finance of America and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America or New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.